Filed Pursuant to 17 CFR §230.253(g)(2)

 File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 9

Date of Offering Circular: December 19, 2022

April 11, 2025

NV REIT LLC

c/o Neighborhood Ventures, Inc.

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

NAME OF PROJECT ENTITY	Venture on Elden LLC
TYPE OF ENTITY	Limited Liability Company
STATE OF FORMATION	Arizona
ADDRESS OF PROJECT ENTITY	5227 N 7th St Phoenix, AZ 85014
DESCRIPTION OF REAL ESTATE PROJECT	Multifamily
LOCATION OF PROJECT	201 S Elden St, Flagstaff, AZ 86001
PURCHASE PRICE	$5,100,000
PROPOSED FINANCING OF PROJECT	Bank Loan: $2,200,000 Equity: $2,900,000
NATURE OF COMPANY’S INTEREST IN PROJECT ENTITY	Limited Liability Company Interest
AMOUNT OF ACTUAL OR ANTICIPATED INVESTMENT	$134,600
FEES AND COMPENSATION TO SPONSOR

Asset Management Fee:  The Manager will receive an annual asset management fee equal to 2% of the aggregate capital accounts of the investors.

Acquisition of Property:  The Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.